BIRCH MOUNTAIN RESOURCES LTD.

Suite 3100, Bow Valley Square II

205 - 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Tel: (403) 262-1838

Fax: (403) 263-9888

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.

Suite 3100, Bow Valley Square II

205 - 5th Avenue S.W.

Calgary, Alberta T2P 2V7

Tel: (403) 262-1838

Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on November 13, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on November 13, 2003.

Birch Mountain Resources Ltd.
Material Change Report

Item 4 - Summary of Material Change

Birch Mountain has closed a non-brokered private placement of 3,175,564 units ("Units") at a price of $0.30 per Unit.

Full Description of Material Changes

Birch Mountain has closed a non-brokered private placement of 3,175,564 units ("Units") at a price of $0.30 per Unit, with a hold period expiring on March 14, 2004. Each Unit consists of one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.50 per share for a period of 12 months from closing. The net proceeds of approximately $952,670 will be applied to on-going operations and to advance the limestone aggregate and quicklime business opportunity in the oil sands area of northeast Alberta.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 14th of November, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Donald L. Dabbs"

        Donald L. Dabbs,

        Vice-President and Chief Financial Officer